June 27, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
Steven Jacobs
Branch Chief
Washington, D.C. 20549

RE:	HomeLife, Inc.
Form 10-KSB for year ended May 31, 2005
File no. 000-30424

Dear Sir,

This letter is in response to your comments regarding HomeLife, Inc. Form 10-KSB for year ended May 31, 2005. Management has prepared this letter with review of our accounting firm Rotenberg and Co.

Item 6. Management’s Discussion and Analysis. Liquidity and Capital Resources, page 10

1. We note that you contribute your significant operating losses in the prior two years from the write down of goodwill. We note that the value of your goodwill has not changed since 2003. Also, cash flows from operating activities on your Statements of Cash Flows are losses. In future filings, your discussion of liquidity should explain current cash flow position and all future obligations that will impact liquidity. Refer to Item 303 (b).

Management Answer

In future filings we fully intend to disclose any re-evaluation of goodwill. We will also note and explain our current cash flow position and all future obligations that will impact liquidity.

HomeLife, Inc.
1503 South Coast Drive, Suite 204		714-241-3030
Costa Mesa, CA 92626		Fax 714-241-8979

Item 8A. Controls and Procedures, page 12

2. Please revise your evaluation of disclosure controls and procedures in future periods to determine whether such controls were effective at the balance sheet date. Refer to Item 307 of Regulation S-B.

Management Answer

In future filings, management’s certification of internal controls will be revised conclude on the effectiveness of internal controls at the balance sheet date of the filing.

Consolidated Balance Sheets, page 2

3. We note that in your Liquidity and Capital Resources section on page 10 that your results of operations were affected by ‘the write down of goodwill’. We note that the balance of goodwill on your Consolidated Balance Sheets has not changed. Tell us how you have considered paragraphs 19-22 of SFAS 142 in determining that goodwill has not been impaired. In light of the fact that the company has incurred significant working capital deficiencies, negative cash flows and has suffered recurring losses, we question why no significant impairment has been recorded.

Management Answer

Goodwill represents assets of the company that arose in the acquisitions of Red Carpet Keim, and HomeLife Realty Services, Inc. by HomeLife, Inc. Red Carpet Keim and HomeLife Realty Services, Inc. both operate in the real estate segment.

Management evaluates goodwill for potential impairment in each reporting period at the entity level. Significant assumptions used in the determination of potential impairment are the historical, current and future profitability with respect to each entity or segment. Key indicators of potential future profitability include, among other factors, current amounts of signed contracts and percent of market share.

The company acknowledges that the consolidated entity has recorded net losses from the fiscal years ended May 31, 2005 and 2004. A significant portion of these losses have resulted from the legal, consulting, accounting and other expenses associated with searching for potential merger candidates for the public corporation, as well as the potential lost revenue from the time management has spent searching for potential merger candidates and working on attempted mergers. Overall, the company concluded that the operations of the real estate franchise segment would sustain growth and profitability in the future. However, management will again review the facts and circumstances as it evaluates goodwill for the year ended May 31, 2006.

We note that the disclosure in the Liquidity and Capital Resources section on page 10 erroneously referred to the “write down of goodwill” as a factor causing deterioration of the cash flow and profitability. We will ensure that in all future filings no inaccurate information is included in our disclosures.

HomeLife, Inc.
1503 South Coast Drive, Suite 204		714-241-3030
Costa Mesa, CA 92626		Fax 714-241-8979

Note 3. Summary of Significant Accounting Policies, Revenue Recognition, page 9

4. We note that you record royalty income at the date of receipt ‘because of the complexity of attempting to forecast the actual closing date of the properties’. We do not believe that sales of residential real estate closing create a complex forecast of closing dates. Tell us your basis in GAAP for recording royalty income on a cash basis. In addition, please advise us how you have applied the guidance in SFAS 45 in recognizing sales of franchises over a five-year period.

Management Answer

As per FAS 45 the company paragraph 14 the company does realize royalty income as it is earned. Nearly 90% of the company’s royalty fees are based upon either a per agent fee or a flat fee paid by the franchisee, as per the company’s franchise model. The company plans to revise its disclosure of revenue recognitions policies to reflect this distinction. The company’s income from sales of real estate is significantly less than the normal franchisor that bases most of its income on a percentage of the gross sales amount. The amount of revenue earned under these arrangements represents an insignificant amount of the Company’s revenue. The company has almost entirely phased out any percentage of the gross agreements over the past five years. The company believes that income is being fairly stated as it is received due to the nature of the majority of existing contracts.

Note 8. Bank Indebtedness, page 14
5. We note that you have two lines of credit outstanding as of May 31, 2005 totaling
$80,900. Your annual maturities for the following five years do not equal your total outstanding balance. Please confirm to us that in future filings you will include all amounts due by year.

Management Answer

In future filings management will break out separately, amounts owed by maturity date and revolving lines of credit that do not have a maturity date so that all amounts due are fully disclosed.

Management is confident we have answered your concerns in this letter and welcome any further comments you might have.

We hereby acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities las of the United States.

HomeLife, Inc.
1503 South Coast Drive, Suite 204		714-241-3030
Costa Mesa, CA 92626		Fax 714-241-8979

Sincerely,

Management Audit Committee

// Andrew Cimerman
// Marie May
// Charles Goodson

HomeLife, Inc.
1503 South Coast Drive, Suite 204		714-241-3030
Costa Mesa, CA 92626		Fax 714-241-8979